Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel (212) 259-8000
fax (212) 259-6333

February 17, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.
Schedule 14D-9 filed on February 7, 2012
File No. 5-60457

Dear Ms. Kim:

Illumina, Inc., a Delaware corporation (the “Company”), has filed by electronic transmission Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (File No. 5-60457) (the “Schedule 14D-9”).

We have included in this letter the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 10, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

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February 17, 2012

Schedule 14D-9

Reasons for Recommendation, page 20

The Offer is grossly inadequate and dramatically undervalues…, page 20

1.	Please revise or provide further support for the following statements:

•

“…Illumina enjoys a 60% share of the next-generation sequencing market….Globally, the Board believes that approximately 90% of the world’s sequencing output is produced on Illumina instruments,” on page 20; and

The Company’s share of the next-generation sequencing market has been widely reported by third-party sources. In accordance with the Staff’s comment, attached hereto as Exhibit A are excerpts from third-party analyst reports that provide support for statements in the Schedule 14D-9 relating to the Company’s share of the next-generation sequencing market.

In accordance with the Staff’s comment, attached hereto as Exhibit B are calculations that provide support for statements in the Schedule 14D-9 relating to sequencing output that is produced on the Company’s instruments. Such calculations were derived by the Company from publicly available information.

•

“Illumina has routinely delivered compelling results, achieving annual increases in revenue and EPS at compounded growth rates of approximately 42% and 26%, respectively, since 2006. Illumina has created significant value…generating an 84% return compared to a 9% decline in the S&P 500,” on page 21.

In accordance with the Staff’s comment, attached hereto as Exhibit C are calculations derived from the Company’s public filings and other public sources supporting the statement that the Company has (i) achieved annual increases in revenue and EPS at compounded growth rates of approximately 42% and 26%, respectively, since 2006 and (ii) generated an 84% return compared to a 9% decline in the S&P 500 over the last five years (prior to Roche Holding Ltd’s announcement of its unsolicited offer).

The timing of the Offer is blatantly opportunistic…, page 21

2.	Regarding your statements about future growth, value and benefit in the last bullet point, please revise to present more balanced disclosure and clarify that you cannot guarantee or be assured of future performance despite historical performance.

In accordance with the Staff’s comment, the Company has amended and restated the first full bullet point on page 22 of the Schedule 14D-9 as follows:

February 17, 2012

“Illumina has a track record of continuous significant investment in novel platforms and, as a result, the Board believes that Illumina has a promising pipeline that will drive sustainable future growth and value in the near, medium and long term. While historical performance is not a guarantee of future performance, the Board believes that, to date, Illumina has delivered significant innovation, growth and, consequently, stockholder value. The Board also believes that Illumina is well-positioned to further benefit substantially from compelling market opportunities in genetic analysis and diagnostics given Illumina’s technology platforms, product pipeline, management team and proven culture of innovation.”

Illumina has received inadequacy opinions from its financial advisors, page 23

3.	We note that the inadequacy opinions from your financial advisors are one of the reasons for your recommendation to reject the tender offer. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, please advise us as to what consideration was given to summarizing your discussions with the financial advisors and attaching any written analyses or presentation materials related to their inadequacy opinions. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

The Company has given consideration to the appropriateness of summarizing in the Schedule 14D-9 the Company’s discussions with its financial advisors and attaching any written analyses and presentation materials related to their inadequacy opinions. For the reasons outlined below, and after consultation with the Company’s outside counsel, as well as discussions with both of its financial advisors and their counsels, the Company continues to believe that it is not necessary or appropriate to provide any additional disclosure regarding these discussions or to attach these analyses or presentation materials to the Schedule 14D-9.

First, the Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the reasons for the recommendation of the Company’s Board of Directors (the “Board”). Notably, the financial advisors’ opinions were only one of numerous factors that the Board considered in making its recommendation. Further, the full text of such opinions, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, were included as annexes to the Schedule 14D-9 and mailed to the Company’s stockholders. The Company respectfully submits that additional disclosures regarding these matters are not necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading, nor does the Company believe such additional disclosures are necessary to make the included disclosure materially complete.

February 17, 2012

Moreover, the Company believes that summarizing discussions with its financial advisors in the Schedule 14D-9 and/or attaching to the Schedule 14D-9 copies of the financial advisors’ written analyses and presentation materials would be detrimental to the Company’s stockholders. Indeed, the Company’s negotiating leverage in discussions or negotiations with third parties would be dramatically reduced if the analyses of its financial advisors, which include financial analyses concerning the Company, were made public. Under such circumstances, the Company and its advisors would have a more difficult time conducting a robust process to maximize stockholder value should the Company choose to undertake such a process.

Finally, based on a review of relevant precedent, the Company is not aware of any Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer where, while the offer remained hostile, disclosure was included in a Schedule 14D-9 regarding the analyses of a target company’s financial advisor or where such analyses or related presentation materials were attached as exhibits. See, for example, the Schedules 14D-9 and amendments thereto filed by: Airgas Inc. in connection with the tender offer made by Air Products & Chemicals Inc.; Genzyme Corp. in connection with the tender offer made by Sanofi-Aventis; and Potash Corporation of Saskatchewan Inc. in connection with the tender offer made by BHP Billiton plc. The Company believes that this review reflects both the lack of a specific item requirement in Schedule 14D-9 and a consensus that disclosures of this type would strategically benefit the hostile bidder and provide it with information that could not otherwise be acquired, including through discovery in litigation, and thus such disclosure would be detrimental to the target company’s stockholders.

*        *        *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Robert N. Chung (tel: 212-259-7832) of Dewey & LeBoeuf LLP.

February 17, 2012

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:	Illumina, Inc.

Christian G. Cabou

Exhibit A

Excerpts from Third-Party Analyst Reports

1.	“Our survey results suggest that slightly over half of their next generation sequencers are currently from Illumina and market share in the high throughput sequencer market will remain roughly constant over the next three years. . . [t]his differs somewhat from other due diligence we have done on the space which suggests Illumina’s current market share is more likely above 60% today and, in the high throughput space will continue to grow.” Credit Suisse Securities (USA) LLC, “LIFE and ILMN – Expert Insights,” December 14, 2011, p. 8.

2.	“In sum, with roughly 60% of the market, Illumina continues to be the workhorse of the sequencing space and to distance itself from its competition in terms of sheer throughput (the amount of DNA the machine is able to sequence per unit of time).” William Blair & Company, L.L.C., “Life Science Tools – Conclusions from Recent Genome Center Channel Checks,” April 25, 2011, p. 2.

3.	“In 2006, the company acquired sequencing technology through its acquisition of Solexa and quickly became the leader in next-generation sequencing (NGS), now with an estimated 60% market share.” William Blair & Company, L.L.C., “Illumina, Inc. – Initiating Coverage With an Outperform Rating and Aggressive Growth Company Profile,” January 7, 2011, p. 2.

4.	“. . . Illumina has become the NGS leader, garnering an estimated 60% of the NGS market; Roche 454 and Life Technologies essentially split the remainder, at 20% each.” William Blair & Company, L.L.C., “Illumina, Inc. – Initiating Coverage With an Outperform Rating and Aggressive Growth Company Profile,” January 7, 2011, p. 3.

5.	“Illumina has an impressive record of agility in the marketplace, innovation, and operational excellence, enabling it to secure the majority of the genotyping microarray market (roughly 75% share) as well as of NGS platforms (roughly 60% share).” William Blair & Company, L.L.C., “Illumina, Inc. – Initiating Coverage With an Outperform Rating and Aggressive Growth Company Profile,” January 7, 2011, p. 3.

6.	A DeciBio report on the next-generation sequencing market is available at http://www.decibio.com/NGS. DeciBio LLC, “Next Generation Sequencing: Market Size, Segmentation, Growth and Trends by Provider,” November 22, 2011. An extract from a presentation titled “Report Highlights: NGS: Market Size, Segmentation, Growth and Trends by Provider,” dated as of January 18, 2012, and furnished to the Company by DeciBio, is set forth on the next page.

A-1

Despite increase competitive intensity, Illumina is expected to maintain dominant market share in the next 4 years

WW NGS market by competitor (2007-15F)*

Billions of dollars

$2.50
$2.00
$1.50
$1.00
$0.50
$-
Other
Complete Genomics
Helicos
PacBio
Roche
Life Technologies
Illumina
CAGR
(07-11E)(11E-15F)
64% 17%
277% 46%
N/A 35%
98% 32%
21% 6%
155% 23%
70% 12%
0.15
0.37
0.59
0.84
1.05
1.28
1.50
1.75
1.98
0.2
0.1
0.3
0.1
0.5
0.2
0.1
0.6
0.2
0.2
0.6
0.3
0.2
0.7
0.3
0.2
0.8
0.4
0.2
0.9
0.5
0.2
2007
08
09
10
11
12
13
14
15

- Despite a challenging Q3, Illumina still seems well positioned for growth
  - Customers still absorbing excess capacity from V3 kit
  - Excitement over introduction of new products (e.g., MiSeq, HiSeq 2500)
- Life technologies' market share is expected to reach ~25% by 2015
  - Strong adoption of semiconductor chip technology
  - Phasing out of SOLiD, given complex workflow and questions surrounding claims of higher accuracy
- Other competitors may serves more niche markets
  - <u>Roche</u>: long reads for *de novo* sequencing
  - <u>Pac-Bio</u>: single molecule, V2 (?)
  - <u>Complete Genomics</u>: services, ultra long reads

Note: * Excluding MDx and IVD

Source: Company websites (including 10Ks and presentations), GenomeWeb, DeciBio interviews and analysis

A-2

Exhibit B

Commercial Sequencing Systems

(based on specs)

System	Total Gb	Total Gb
HiSeq 2000 (1)	10,929,600	87.93%
GAIIx (1)	675,545	5.43%
SOLiD 4hq/5500xl	788,940	6.35%
Ion Torrent	9,600	0.08%
454	21,728	0.17%
Pacific Biosciences	3,840	0.03%
CE-48-96 cap	1,200	0.01%

(1)	The Company’s systems.

Source: Contribution of total sequencing data based on publicly available specifications of commercial sequencing systems currently available in the market place.

B-1

Exhibit C

Revenue and EPS Calculations

($ in millions, except per Share data)

	2006	2007	2008	2009	2010	2011	2006 – 2011 CAGR
Revenue	$185	$367	$573	$666	$903	$1,056	42%
Non-GAAP EPS (1)	$0.41	$0.42	$0.68	$0.80	$1.06	$1.30	26%

(1)	Includes stock based compensation expense.

Source: Derived from the Company’s public filings.

Stock Price Calculations

($ per Share)

	January 24, 2007	January 24, 2012	% Growth
Illumina	$20.48	$37.69	84%
S&P 500	1,440.13	1,314.65	(9)%

Source: Bloomberg.

C-1